Exhibit 99.1

CSI Solar Co., Ltd. 2026 Third Quarter Report

SSE Stock Code: 688472	SSE Stock Abbreviation: CSI Solar

CSI Solar Co., Ltd.

2026 Third Quarter Report

The board of directors of CSI Solar Co., Ltd. (the “Company”) and all members of the board of directors guarantee that the information of this public announcement contains no misrepresentations, misleading statements, or material omissions, and they are legally responsible for the truthfulness, accuracy, and completeness of the information contained herein.

Important Notice:

The board of directors, the directors, and senior management members of the Company guarantee that the information contained in this quarterly report is true, accurate, and complete without any false information, misleading statements or material omissions, and severally and jointly accept legal responsibility for the above.

The person in charge of the Company, the person in charge of accounting function, and the person in charge of accounting institution (head of accounting department) guarantee that the financial statements contained in this quarterly report are true, accurate, and complete.

Whether the financial statements for the third quarter have been audited:

¨ Yes √ No

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CSI Solar Co., Ltd. 2026 Third Quarter Report

1. Key Financial Data

(1) Key Accounting Data and Financial Indicators

Unit: Yuan Currency: RMB

Item	Current Reporting Period	Increase/Decrease Over the Same Period Last Year (%)	For the Period from the Beginning of the Year to the End of the Current Reporting Period	Increase/Decrease Over the Same Period Last Year (%)
Operating revenue	5,862,796,815.70	-42.63	18,647,208,646.72	-40.37
Total profit	-483,050,106.11	-393.83	167,052,056.40	-83.41
Net profit attributable to the shareholders of the Company	-394,859,604.02	-253.09	-95,260,650.29	-109.63
Net profit attributable to the shareholders of the Company after deducting non-recurring gains and losses	-496,541,412.51	-275.10	-749,127,178.97	-166.92
Net cash flow from operating activities	774,500,475.28	-54.10	-119,535,246.80	-102.19
Basic earnings per share (RMB/share)	-0.11	-257.14	-0.03	-111.11
Diluted earnings per share (RMB/share)	-0.11	-257.14	-0.03	-111.11
Weighted average return on equity (%)	-1.76	Decreased by 2.86 percentage points	-0.42	Decreased by 4.70 percentage points
Total R&D expenditure	138,483,269.19	-3.19	415,019,660.51	-16.59
R&D expenditure as a percentage of operating revenue (%)	2.36	Increased by 0.96 percentage points	2.23	Increased by 0.64 percentage points

	End of Current Reporting Period	End of Previous Year	Increase/Decrease at the End of Current Reporting Period over the End of Previous Year (%)
Total assets	58,250,893,426.64	64,378,089,598.43	-9.52
Equity attributable to the shareholders of the Company	21,909,720,544.98	23,394,375,286.53	-6.35

Note: “Current reporting period” refers to the three-month period from the beginning to the end of the quarter, unless otherwise stated.

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CSI Solar Co., Ltd. 2026 Third Quarter Report

(2) Non-recurring Gain and Loss Items and Amounts

√ Applicable ¨ Not applicable

Unit: Yuan Currency: RMB

Non-recurring Gain and Loss Items	Amount for the Current Reporting Period	Amount from the Beginning of the Year to the End of the Current Reporting Period	Explanation
Gains and losses on disposal of non-current assets, including the written-off portion of asset impairment provisions made	166,922,238.06	321,285,575.21
Government grants included in the current profit and loss, except for those which are closely related to the Company’s ordinary operations, comply with national policies and regulations, and continuously received in certain standard amounts or quantities	16,985,887.81	72,598,323.19
Gains and losses from changes in fair value of financial assets and liabilities by non-financial enterprise, and gains and losses on disposal of financial assets and liabilities, except for effective hedging transactions related to the Company’s ordinary operations	-63,004,262.64	450,735,943.86
Profits and losses from entrusting investment or management of assets to others	819,387.27	3,557,896.92
Reversal of provision for impairment of accounts receivable that are individually tested for impairment	845,723.50	1,343,925.31
Other non-operating gains and losses other than the above	1,142,360.23	-438,658.01
Less: Effect of income tax	22,112,199.97	195,787,711.99
Effect of minority interests (after tax)	-82,674.23	-571,234.19
Total	101,681,808.49	653,866,528.68

Explanations shall be given on significant items classified as non-recurring gains and losses by the Company that are not set out in the “Explanatory Announcement No. 1 on Information Disclosure by Companies Offering Securities to the Public - Non-recurring Gain and Loss”, and on non-recurring gains and losses items set out in the “Explanatory Announcement No. 1 on Information Disclosure by Companies Offering Securities to the Public - Non-recurring Gain and Loss” but classified as ordinary gains and losses by the Company.

¨ Applicable √ Not applicable

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CSI Solar Co., Ltd. 2026 Third Quarter Report

(3) Changes in Key Accounting Data and Financial Indicators and the Reasons Thereof

√ Applicable ¨ Not applicable

Item	Change (%)	Main Reason
Operating revenue _ current reporting period	-42.63	Amid intensifying industry competition and downward pressure on product prices, the growth of the Company's energy storage segment was insufficient to offset the decline in shipment volumes in the solar segment, resulting in decreases in both revenue and profit.
Operating revenue _ from beginning of the year to the end of current reporting period	-40.37
Total profit _ current reporting period	-393.83
Total profit _ from beginning of the year to the end of current reporting period	-83.41
Net profit attributable to the shareholders of the Company _ current reporting period	-253.09
Net profit attributable to the shareholders of the Company _ from beginning of the year to the end of current reporting period	-109.63
Net profit attributable to the shareholders of the Company after deducting non-recurring gains and losses _ current reporting period	-275.10
Net profit attributable to the shareholders of the Company after deducting non-recurring gains and losses _ from beginning of the year to the end of current reporting period	-166.92
Net cash flow from operating activities _ current reporting period	-54.10	Mainly due to the decline in the Company’s sales volume and average selling prices (“ASP”), which correspondingly reduced both cash received from sale of goods and provision of services and cash paid for purchase of goods and services rendered. As the decrease in cash received from sale of goods and provision of services exceeded the decrease in cash paid for purchase of goods and services rendered, net cash flows from operating activities declined year-on-year and turned into a net outflow from the beginning of the year to the end of current reporting period.
Net cash flow from operating activities _ from beginning of the year to the end of current reporting period	-102.19
Basic earnings per share (RMB/share)_ current reporting period	-257.14	Mainly due to a decrease in net profit attributable to the shareholders of the Company, resulting in a decrease in earnings per share compared with the same period last year.
Basic earnings per share (RMB/share)_ from beginning of the year to the end of current reporting period	-111.11
Diluted earnings per share (RMB/share)_ current reporting period	-257.14
Diluted earnings per share (RMB/share)_ from beginning of the year to the end of current reporting period	-111.11

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CSI Solar Co., Ltd. 2026 Third Quarter Report

2. Shareholder Information

(Omitted)

3. Other Reminders

Other important information about the Company’s operations during the Reporting Period that should be brought to the attention of investors

√ Applicable ¨ Not applicable

As of September 30, 2026, the Company had repurchased an aggregate of 37,791,085 shares through the trading system of the Shanghai Stock Exchange by way of centralized bidding, representing 1.04% of the Company’s total share capital. The highest transaction price was RMB 11.35 per share and the lowest was RMB 8.16 per share, with total funds used for the repurchase amounting to RMB 365,291,813.71 (excluding stamp duty, transaction commissions, and other transaction costs).

4. Quarterly Financial Statements

(1) Type of audit opinion

¨ Applicable √ Not Applicable

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CSI Solar Co., Ltd. 2026 Third Quarter Report

(2) Financial Statements

Consolidated Balance Sheet

September 30, 2026

Prepared by: CSI Solar Co., Ltd.

Unit: Yuan Currency: RMB Audit Type: Unaudited

Item	As of September 30, 2026	As of December 31, 2025
Current assets:
Monetary funds	7,963,687,067.66	11,469,051,585.43
Financial assets held for trading	1,108,093,470.21	1,789,927,582.31
Derivative financial assets	40,599,840.21	105,443,355.82
Notes receivable	314,566,286.48	348,852,927.63
Accounts receivable	7,401,458,180.16	7,669,723,520.20
Receivables financing	151,246,635.18	139,007,197.19
Prepayments	1,347,919,463.40	1,128,193,493.48
Other receivables	2,581,669,854.13	3,276,546,062.69
Inventories	5,135,274,583.36	5,690,726,889.03
Contract assets	2,309,229,247.17	2,277,880,002.17
Assets held for sale	-	1,906,796,110.77
Non-current assets due within one year	486,085,782.07	-
Other current assets	1,710,764,172.80	1,759,763,309.34
Total current assets	30,550,594,582.83	37,561,912,036.06
Non-current assets:
Long-term receivables	3,009,861,667.82	-
Long-term equity investments	651,405,403.30	520,228,862.29
Other equity investments	77,233,496.70	80,361,605.85
Other non-current financial assets	1,816,799,183.76	762,364,705.76
Fixed assets	14,190,922,842.24	13,443,445,172.88
Construction in progress	2,847,832,015.88	6,670,196,711.62
Right-of-use assets	535,168,649.36	675,928,356.70
Intangible assets	771,193,250.97	788,676,212.17
Long-term prepaid expenses	295,189,946.28	372,277,210.91
Deferred tax assets	2,733,924,200.57	2,807,076,201.82
Other non-current assets	770,768,186.93	695,622,522.37
Total non-current assets	27,700,298,843.81	26,816,177,562.37
Total assets	58,250,893,426.64	64,378,089,598.43
Current liabilities:
Short-term loan	7,030,036,711.16	6,399,613,611.63
Derivative financial liabilities	86,748,468.84	42,400,244.47
Notes payable	4,171,897,650.99	6,603,903,276.77
Accounts payable	4,493,327,696.11	4,362,986,835.28
Contract liabilities	2,283,412,903.48	3,184,137,745.18
Employee benefits payables	208,362,227.97	364,039,453.73
Taxes payable	537,329,416.70	671,259,372.83
Other payables	4,609,039,979.80	4,765,965,640.55
Non-current liabilities due within one year	4,646,889,697.51	3,612,269,444.00
Other current liabilities	43,970,568.25	53,431,422.25
Total current liabilities	28,111,015,320.81	30,060,007,046.69
Non-current liabilities:
Long-term loan	4,984,022,431.13	7,189,267,824.05
Lease liabilities	594,765,508.25	724,902,824.05
Long-term payables	16,640,623.95	2,679,273.13
Estimated liabilities	797,238,846.83	1,030,179,958.05
Deferred income	958,251,537.88	1,056,640,165.77
Deferred income tax liabilities	121,883,604.80	82,134,270.62
Other non-current liabilities	704,377,258.99	831,954,854.32
Total non-current liabilities	8,177,179,811.83	10,917,759,169.99
Total Liabilities	36,288,195,132.64	40,977,766,216.68
Owner’s equity (or shareholders’ equity):
Paid-in capital (or equity)	3,643,140,112.00	3,643,140,112.00
Capital reserve	7,475,047,786.10	7,452,746,094.01
Less: Treasury stock	798,898,331.65	477,840,770.93
Other comprehensive income	-780,700,034.68	-45,091,322.54
Surplus reserve	273,273,191.10	273,273,191.10
Undistributed profits	12,097,857,822.11	12,548,147,982.89
Total equity attributable to the Company (or shareholders’ equity)	21,909,720,544.98	23,394,375,286.53
Minority interests	52,977,749.02	5,948,095.22
Total owners’ equity (or shareholders’ equity)	21,962,698,294.00	23,400,323,381.75
Total liabilities and owners’ equity (or shareholders’ equity)	58,250,893,426.64	64,378,089,598.43

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CSI Solar Co., Ltd. 2026 Third Quarter Report

Person in charge of the Company: Qu Xiaohua

Person in charge of accounting function: Pan Naihong

Person in charge of accounting institution: Kuai Guofeng

Consolidated Income Statement

January–September 2026

Prepared by: CSI Solar Co., Ltd.

Unit: Yuan Currency: RMB Audit Type: Unaudited

Item	First three quarters of 2026 (January–September)	First three quarters of 2025 (January–September)
1. Total operating revenue	18,647,208,646.72	31,270,481,519.57
Including: Operating revenue	18,647,208,646.72	31,270,481,519.57
2. Total operating costs	19,110,119,773.87	30,804,940,364.02
Including: Operating costs	16,328,103,290.77	27,901,500,869.02
Taxes and surcharges	119,041,410.97	115,847,604.50
Selling expenses	502,929,388.84	819,594,066.16
Administrative expenses	948,715,577.38	1,372,497,877.69
R&D expenses	415,019,660.51	497,539,309.09
Financial expenses	796,310,445.40	97,960,637.56
Including: Interest expense	347,584,342.45	437,589,452.21
Interest income	119,333,021.26	197,359,408.14
Add: Other income	247,267,959.52	1,675,154,410.29
Investment income (losses indicated by “-”)	277,990,561.79	-146,417,767.81
Including: Gains from investment in associates and joint ventures	38,298,543.57	23,481,797.97
Gains from changes in fair value (losses indicated by “-”)	253,318,674.48	19,481,157.93
Credit impairment losses (losses indicated by “-”)	-102,188,486.48	-147,203,262.63
Impairment loss on assets (losses indicated by “-”)	-383,750,518.30	-766,804,147.20
Gain on disposal of assets (losses indicated by “-”)	306,768,093.84	-35,272,341.28
3. Operating profit (losses indicated by “-”)	136,495,157.70	1,064,479,204.85
Add: Non-operating income	52,782,549.26	39,716,400.38
Less: Non-operating expenses	22,225,650.56	97,424,335.30
4. Total profit (total losses indicated by “-”)	167,052,056.40	1,006,771,269.93
Less: Income tax expense	252,950,013.09	-4,287,290.96
5. Net profit (net loss indicated by “-”)	-85,897,956.69	1,011,058,560.89
(1) Classified by continuity of operations
1. Net profit from continuing operations (net loss indicated by “-”)	-85,897,956.69	1,011,058,560.89
(2) Classified by ownership
1. Net profit attributable to the shareholders of the Company (net loss indicated by “-”)	-95,260,650.29	988,933,550.08
2. Profit and loss attributable to minority shareholders (net loss indicated by “-”)	9,362,693.60	22,125,010.81
6. Other comprehensive income, net of tax	-735,608,712.14	184,121,744.83
(1) Other comprehensive income attributable to owners of the Company, net of tax	-735,608,712.14	184,121,744.83
1. Other comprehensive income that cannot be reclassified into profit or loss	-	-190,936.95
(1) Changes in fair value of other equity instrument investments	-	-190,936.95
2. Other comprehensive income to be reclassified into profit and loss	-735,608,712.14	184,312,681.78
(1) Other comprehensive income that can be reclassified into profit or loss under the equity method	-9,660,058.35	-
(2) Cash Flow Hedge Reserve	-73,089,100.33	-
(3) Exchange difference arising from translation of foreign currency financial statements	-652,859,553.46	184,312,681.78
7. Total comprehensive income	-821,506,668.83	1,195,180,305.72
(1) Total comprehensive income attributable to owners of the Company	-830,869,362.43	1,173,055,294.91
(2) Total comprehensive income attributable to minority shareholders	9,362,693.60	22,125,010.81
8. Earnings per share:
(1) Basic earnings per share (RMB/share)	-0.03	0.27
(2) Diluted earnings per share (RMB/share)	-0.03	0.27

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CSI Solar Co., Ltd. 2026 Third Quarter Report

In the current reporting period, for enterprises under the same control, the net profit achieved by the merged entity before the merger was nil, and the net profit achieved by the merged entity in the previous period was nil.

Person in charge of the Company: Qu Xiaohua

Person in charge of accounting function: Pan Naihong

Person in charge of accounting institution: Kuai Guofeng

Consolidated Cash Flow Statement

January–September 2026

Prepared by: CSI Solar Co., Ltd.

Unit: Yuan Currency: RMB Audit Type: Unaudited

Item	First three quarters of 2026 (January–September)	First three quarters of 2025 (January–September)
1. Cash flow from operating activities:
Cash received from sale of goods and provision of services	20,208,253,099.89	47,171,225,937.65
Tax refunds received	11,935.32	15,675,572.83
Other cash received related to operating activities	3,243,523,107.19	3,692,915,655.79
Subtotal of cash inflow from operating activities	23,451,788,142.40	50,879,817,166.27
Cash paid for purchase of goods and services rendered	18,580,872,858.18	36,546,710,836.77
Cash paid to and on behalf of employees	1,367,518,315.32	2,042,597,285.89
Various taxes paid	436,494,646.85	1,035,540,470.42
Other cash payments related to operating activities	3,186,437,568.85	5,785,723,598.36
Subtotal cash outflow from operating activities	23,571,323,389.20	45,410,572,191.44
Net cash flow from operating activities	-119,535,246.80	5,469,244,974.83
2. Cash flows from investing activities:
Cash received from disposal of investments	1,150,354,097.06	1,120,528,775.17
Cash received from return of investments	237,981,359.61	132,245,903.16
Net cash received from disposal of fixed assets, intangible assets and other long-term assets	590,733,057.62	4,799,146.63
Net cash received from disposal of subsidiaries and other business units	214,951,966.74	3,372,018.14
Net cash received from other investing activities	1,186,329,672.83	-
Subtotal of cash inflows from investing activities	3,380,350,153.86	1,260,945,843.10
Cash paid for the acquisition and construction of fixed assets, intangible assets and other long-term assets	2,246,287,762.88	5,085,851,891.42
Cash paid for investments	1,494,357,471.17	1,672,896,277.33
Other cash payments related to investing activities	7,414,160.83
Subtotal of cash outflows from investing activities	3,748,059,394.88	6,758,748,168.75
Net cash flows from investing activities	-367,709,241.02	-5,497,802,325.65
3. Cash flow from financing activities:
Proceeds from investments	82,917,237.13	-
Including: Proceeds from Minority Shareholders	82,917,237.13	-
Proceeds from loans	6,252,801,995.90	8,739,872,926.23
Other cash received from financing activities	880,973,889.07	2,837,862,271.82
Subtotal of cash inflows from financing activities	7,216,693,122.10	11,577,735,198.05
Cash paid for repayment of loans	6,804,593,659.45	6,519,603,201.46
Cash paid for dividends, profits or interest payments	703,540,796.43	721,377,659.57
Other cash paid for financing activities	573,527,217.89	2,246,688,751.53
Subtotal of cash outflows from financing activities	8,081,661,673.77	9,487,669,612.56
Net cash flow from financing activities	-864,968,551.67	2,090,065,585.49
4. Effect of changes in exchange rate on cash and cash equivalents	-433,790,180.11	58,064,537.21
5. Net increase in cash and cash equivalents	-1,786,003,219.60	2,119,572,771.88
Add: Beginning balance of cash and cash equivalents	8,453,344,709.03	7,806,646,753.41
6. Ending balance of cash and cash equivalents	6,667,341,489.43	9,926,219,525.29

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Person in charge of the Company: Qu Xiaohua

Person in charge of accounting function: Pan Naihong

Person in charge of accounting institution: Kuai Guofeng

Adjustments to the financial statements at the beginning of the year upon initial adoption of new accounting standards or interpretation of standards since 2026

¨ Applicable √ Not Applicable

We hereby announce the above.

Board of Directors of CSI Solar Co., Ltd.

　　　October 30, 2026

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Safe Harbor/Forward-Looking Statements

Certain statements in this press release are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. These statements are made under the “Safe Harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as “may”, “will”, “expect”, “anticipate”, “future”, “ongoing”, “continue”, “intend”, “plan”, “potential”, “prospect”, “guidance”, “believe”, “estimate”, “is/are likely to” or similar expressions, the negative of these terms, or other comparable terminology. These forward-looking statements include, among other things, our expectations regarding global electricity demand and the adoption of solar and battery energy storage technologies; our growth strategies, future business performance, and financial condition; our transition to a long-term owner and operator of clean energy assets and expansion of project pipelines; our ability to monetize project portfolios, manage supply chain fluctuations, and respond to economic factors such as inflation and interest rates; our outlook on government incentives, trade measures, regulatory developments, and geopolitical risks; our expectations for project timelines, costs, and returns; competitive dynamics in solar and storage markets; our ability to execute supply chain, manufacturing, and operational initiatives; access to capital, debt obligations, and covenant compliance; relationships with key suppliers and customers; technological advancement and product quality; and risks related to intellectual property, litigation, and compliance with environmental and sustainability regulations. Other risks were described in Canadian Solar’s filings with the Securities and Exchange Commission, including its annual report on Form 20-F filed on April 30, 2025. Although Canadian Solar believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, level of activity, performance, or achievements. Investors should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today’s date, unless otherwise stated, and Canadian Solar undertakes no duty to update such information, except as required under applicable law.

Inherent Uncertainty of the Forecast

The forecast should be read in conjunction with the assumptions and qualifications set forth herein. The forecast is based on numerous assumptions, many of which are beyond our control, and some or all of which may not materialize.

Additionally, to the extent that the assumptions inherent in the forecast are based upon future business decisions and objectives, they are subject to change. Although the forecast is presented with numerical specificity and is based on reasonable expectations developed by our management, the assumptions and estimates underlying the forecast are subject to significant business, economic, regulatory and competitive uncertainties and contingencies, many of which are beyond the control of CSI Solar and Canadian Solar. Accordingly, the forecast is only an estimate and is necessarily speculative in nature. It is expected that some or all of the assumptions in the forecast will not be realized and that actual results will vary from the forecast. Such variations may be material and may increase over time. In light of the foregoing, readers are cautioned not to place undue reliance on the forecast. The forecast should not be regarded as a representation or warranty by Canadian Solar, CSI Solar or any other person that the forecast can or will be achieved.

PRC GAAP

CSI Solar’s financial statements were prepared in accordance with PRC GAAP, whereas Canadian Solar’s financial statements are prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). PRC GAAP differs materially from U.S. GAAP. We have not prepared a reconciliation of the financial statements between PRC GAAP and U.S. GAAP and has not quantified such differences. In addition, Canadian Solar’s financial statements eliminate all intercompany transactions between Canadian Solar and its subsidiaries. As a result, CSI Solar’s financial statements are not directly comparable to the corresponding consolidated financial performance of Canadian Solar. Investors should consult their own professional advisors for an understanding of the differences between PRC GAAP and U.S. GAAP and how those differences might affect the information contained in the financial statements.

No Audit or Review

The financial statements above have not been audited or reviewed by the independent public accountants of Canadian Solar or CSI Solar. The financial statements should not be relied upon by investors to provide the same type or quality of information as information that has been subject to an audit or review by independent auditors.

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